PARSONS/BURNETT/BJORDAHL/HUME LLP

ATTORNEYS

Robert J. Burnett

rburnett@pblaw.biz

September 15, 2015

VIA EDGAR CORRESPONDENCE

Ms. Susan Block

Attorney-Advisor

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

DD’s Deluxe Rod Holder, Inc.

Amendment No. 2 to the Registration Statement

on Form S-1

Filed May 29, 2015

File No. 333-204518

Dear Ms. Block:

This letter is in response to your comment letter dated August 18, 2015, with regard to the Form S-1 filing of DD’s Deluxe Rod Holder, Inc., a Nevada corporation (“Deluxe” or the "Company") filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2015.  Responses to each comment have been keyed to your comment letter.

General Information about the Company

1.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by removing all references, throughout the Prospectus, to our product being “unique.”

Use of Proceeds

2.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by adding more detail for anticipated expenses and an estimated breakdown of costs for various categories.

505 W. Riverside Ave, Suite 500, Spokane WA  99201  •  T (509) 252-5066  •  F (509) 252-5067  •  www.pblaw.biz

A Limited Liability Partnership with offices in Spokane and Bellevue

Ms. Susan Block

Securities and Exchange Commission

September 15, 2015

General Information About the Company

3.

The Company has revised the Prospectus, pursuant to the Commission’s comments, by adding additional disclosures to further explain the Company’s product development efforts, timelines for each material step and additional financing needs.

Capital and Liquidity

4.

The Company has revised the Prospectus pursuant to the Commission’s comment by adding additional disclosures regarding the lack of any guarantee that the Company’s sole officer and director will loan the Company any money.  The Company previously filed, as Exhibit 10 to the S-1 originally filed with the Commission on May 29, 2015, its “Informal Agreement With Officer.”

Please contact this office with any further comments or questions.  We are filing the redlined version of the amendment to the S-1 and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist the Company in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

Robert J. Burnett

RJB:aqs